Exhibit 99.1

NR-14-09

Gold Reserve Awarded $740.3 Million by ICSID for the Expropriation of the
Brisas Project by Venezuela.

Gold Reserve Inc. is pleased to announce that the three member Tribunal at the World Bank’s International Center for the Settlement of Investment Disputes (“ICSID”) has awarded the Company $740.3 million in accordance with the provisions of the Canada –Venezuela Bilateral Investment Treaty (“BIT”).

The Award represents $713 million for the fair market value of the Brisas Project, $22.3 million for interest on the Award since April 2008 based on the US Treasury Bill rate compounded annually and $5 million for reimbursement of legal and technical costs expended by the Company.  Payment of the Award is due and payable immediately with any unpaid amounts accruing interest at Libor plus 2% per annum.

Gold Reserve and its legal counsel are evaluating the substantial text of the Award and expect to have further comments on the Tribunal’s decision in the near future.  A copy of the full text of the Award will be posted on the Company’s website in the next few days.

Gold Reserve has commenced steps to ensure the recognition and collection of the Award which is immediately enforceable in any of the 150-plus member states party to the New York Convention. The Company is well financed and has the strong support of its stakeholders to pursue the collection of the Award in full.

Gold Reserve expects that Venezuela will honor its international obligations and will effect prompt payment of the tribunal’s unanimous Award.  While the Company is pleased with the Award it is less than the value of the Brisas project at today’s gold and copper prices and Venezuela will substantially benefit from the development of the mine. As previously reported, the Company expended approximately US$300 million developing the Brisas project to the construction stage prior to its termination by Venezuela.  The acquisition of the Company’s valuable engineering work product by the Venezuelan government would both expedite and reduce the cost of the project’s development. If requested, Gold Reserve would also be prepared to assist in the fast-track development of the Brisas Project.

The Company plans to distribute a substantial majority of any proceeds received to its shareholders in the most efficient manner possible, subject to the need to retain funds for operating and arbitration related expenses, corporate income taxes and other obligations, such as repayment of convertible notes (if not otherwise converted).

As of the date of this notice the Company has 76.1 million Class A common shares issued and outstanding and holds approximately $8.8 million in cash.  On a fully diluted basis, assuming all warrants, options and convertible notes are converted to common shares, the Company would have approximately 93.5 million Class A common shares issued and outstanding and would hold approximately $18.8 million in cash.  This amount excludes any potential sale of the Brisas project technical and engineering work product and approximately $19 million of related equipment held for sale.

Gold Reserve President Doug Belanger stated, “The board of directors, management and employees of the Company are pleased that the Tribunal was unanimous in deciding all phases of the Award in favor of the Company.  We feel vindicated by the Tribunal’s clear conclusion that the Venezuelan government acted unlawfully in terminating the Brisas Project in direct violation of the BIT. We are gratified to know that all of our hard work prior to the unlawful termination of the project and subsequently in the execution of our claim against the Venezuelan government has been rewarded.

On behalf of the Board, we thank our legal team at White & Case, led by Abby Cohen Smutny and Darryl Lew and supported by a host of talented and dedicated professionals. We also acknowledge our employees, consultants and legal and technical experts for their tremendous contribution and dedication. Lastly, we commend our shareholders for their continued support throughout this difficult, very costly and time consuming process.

As our counsel studies the Award, the Company plans to reach out to the government of Venezuela to explore ways to facilitate Venezuela’s ability to honor its obligations promptly.  We are hopeful that Venezuela will satisfy its obligations to the Company without delay and without any further legal proceeding.  Should they fail to do so, we are prepared to pursue all available means to ensure that the amount awarded to the Company is recovered in full.  There are well documented procedures in place for identifying and attaching sovereign commercial assets located in States that are party to the New York Convention.  The Company is already well advanced in this effort.”

Please see our website at www.goldreserveinc.com for further information including: International Arbitration, Brisas Project, Corporate Obligations, Investor Information – pro forma diluted Common Shares outstanding.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Award related to the expropriation of the Company’s Brisas Project by the Venezuela government.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements

Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”